UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             ThermoLase Corporation
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883624-10-8
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254-9046
            ---------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 30, 1997
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    498,208
      SHARES

   BENEFICIALLY

     OWNED BY    8  SHARED VOTING POWER

        EACH        0
                 9  SOLE DISPOSITIVE POWER
     REPORTING
                    498,208
    PERSON WITH  10 SHARED VOTING POWER
                    0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                498,208

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [   ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                1.2%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ThermoTrex Corporation
                IRS No. 52-1711436


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x  ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    25,960,996
      SHARES

   BENEFICIALLY
                 8  SHARED VOTING POWER
     OWNED BY
                    0
        EACH     9  SOLE DISPOSITIVE POWER

     REPORTING      25,960,996
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,960,996

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [   ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                64.0%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

        Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, this Amendment No. 2 to Schedule 13D amends and restates the entire text of the Schedule 13D, as previously amended, previously filed by ThermoTrex Corporation relating to shares of common stock, par value $.01 per share, of ThermoLase Corporation.

   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.01 per share, of ThermoLase Corporation (the "Issuer"). The Issuer's principal executive offices are located at 10455 Pacific Center Court, San Diego, California 92121.

   Item 2.  Identity and Background.

        This Amendment is being filed by Thermo Electron Corporation ("Thermo Electron") and its subsidiary, ThermoTrex Corporation ("Trex" and, together with Thermo Electron, the "Reporting Persons"). The Reporting Persons are filing this Amendment pursuant to Rule 13d-2 to reflect an increase in the Reporting Persons' holdings of the Issuer's Shares since the Reporting Persons' last filing on Schedule 13D, in February 1996, of more than one percent.

        The principal business address and principal office address of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254. The principal business address and principal office address of Trex is 10455 Pacific Center Court, San Diego, California 92121. The Reporting Persons are both Delaware corporations.

        Thermo Electron develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. Thermo Electron also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

        Trex manufactures mammography and stereotactic needle-biopsy systems, and also supplies general X-ray equipment. In addition, Trex offers personal-care products and laser-based hair removal services. Trex also conducts advanced technology R&D in laser communication systems, products for the medical imaging and avionics markets, and advanced materials for industrial applications.

        Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Persons his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Persons, there is no person who may be deemed to be a controlling person of the Reporting
PAGE

   Persons (except that Thermo Electron may be deemed to control Trex by virtue of its majority ownership).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        The Reporting Persons have expended approximately $3,635,400 in purchasing Shares of the Issuer since the date of their last filing on
   Schedule 13D. These funds were paid out of the Reporting Persons' working capital.

   Item 4.  Purpose of Transaction

        Trex may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer. The Reporting Persons may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as they determine to be appropriate for other purposes. In determining whether to do so for other purposes, they will consider various relevant factors, including their evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Persons and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4 and in Item 6, neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the executive officers or directors of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Shares beneficially owned by the Reporting Persons include 498,208 Shares, or approximately 1.2% of the outstanding Shares, owned by Thermo Electron, and 25,960,996 Shares, or approximately 64.0% of the outstanding Shares, owned by Trex. To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons
PAGE
   beneficially own an aggregate of 1,926,061 Shares or approximately 4.7% of the outstanding Shares. To the knowledge of the Reporting Persons, the Shares beneficially owned by all executive officers and directors of the Reporting Persons include 1,143,444 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Persons who owns Shares is set forth below:

   Name                                 Number of Shares(1)
   ----                                 -------------------


   John M. Albertine                    2,000

   Morton Collins                       13,504

   Peter O. Crisp                       57,443

   Paul F. Ferrari                      24,623

   Elias P. Gyftopoulos                 61,400

   George N. Hatsopoulos                31,125

   John N. Hatsopoulos                  63,503

   Robert C. Howard                     70,181

   Frank Jungers                        3,300

   Paul F. Kelleher                     83,300

   Hal Kirshner                         62,086

   Robert A. McCabe                     4,100

   Frank E. Morris                      2,000

   Donald E. Noble                      6,000

   Hutham S. Olayan                     2,000

   Peter G. Pantazelos                  1,200

   Anthony J. Pellegrino                410,664

   William A. Rainville                 10,000

   Firooz Rufeh                         234,030

   Arvin H. Smith                       10,000

   Brett A. Spivey                      41,749

   Kenneth Y. Tang                      354,318

   David A. Teitel                      5,000

   Gary S. Weinstein                    198,044

   Roger D. Wellington                  2,000

   John W. Wood, Jr.                    10,000

   Nicholas T. Zervas                   86,224

   All directors and current executive  1,926,061
   officers as a group (27 persons)


   --------------------------
PAGE

   (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Collins, Mr. Crisp, Mr. Ferrari, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Howard, Mr. Jungers, Mr. Kelleher, Mr. Kirshner, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Pellegrino, Mr. Rainville, Mr. Rufeh, Mr. Smith, Dr. Spivey, Dr. Tang, Mr. Teitel, Mr. Weinstein, Mr. Wellington, Mr. Wood, Dr. Zervas and all directors and current executive officers as a group include 2,000, 13,504, 22,508, 22,508, 61,400, 28,800,
   53,800, 43,200, 2,000, 77,000, 36,400, 2,000, 2,000, 2,000, 2,000, 72,000,
   10,000, 44,240, 10,000, 32,000, 304,000, 5,000, 130,000, 2,000, 10,000,
   67,068, and 1,143,444 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

        While certain directors and executive officers of the Reporting Persons are directors and executive officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Persons.

        (b) The Reporting Persons and the executive officers and directors of the Reporting Persons have the sole power to vote and dispose of the Shares each such person owns, except as set forth below. Thermo Electron presently owns more than 50% of the outstanding common stock of Trex and, therefore, may be deemed to have the power to vote and dispose of the Shares owned by Trex. However, Thermo Electron and Trex disclaim the existence of a group between the two entities for purposes of this Amendment.

        Shares beneficially owned by Dr. Zervas include 796 full Shares allocated through December 28, 1996 to Dr. Zervas' account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Mr. Ferrari include 2,115 Shares held in a trust of which Mr. Ferrari is the trustee. Shares beneficially owned by Mr. Crisp include 11,446 Shares owned by Mr. Crisp's spouse, as to which Shares Mr. Crisp disclaims beneficial ownership. Shares beneficially owned by Dr. G. Hatsopoulos include 32 Shares held by his spouse. Shares beneficially owned by Mr. Pellegrino include 2,082 Shares held in a trust of which Mr. Pellegrino's spouse is the trustee for the benefit of his minor child. Shares beneficially owned by Dr. Tang include 3,878 Shares held by Dr. Tang's daughter.

        (c) Thermo Electron has effected the following transactions with respect to the Shares during the past 60 days:

   Date       Amount      Price Per Share    Transfer Type
   ----       ------      ----------------   -------------


   5/6/97     97,000      $10.25             Purchase on Open Market

   5/7/97     1,265       $10.03             Purchase on Open Market

   5/8/97     8,450       $9.86              Purchase on Open Market

   5/9/97     1,000       $10.00             Purchase on Open Market

   5/12/97    41,800      $10.75             Purchase on Open Market

   5/13/97    37,603      $10.84             Purchase on Open Market
PAGE

   5/14/97    29,400      $11.19             Purchase on Open Market

   5/14/97    58,000      $11.13             Purchase on Open Market

   5/14/97    15,100      $11.00             Purchase on Open Market

   5/15/97    2,600       $11.13             Purchase on Open Market

   5/15/97    5,000       $11.06             Purchase on Open Market

   5/28/97    30,000      $14.42             Purchase on Open Market

   5/30/97    82,000      $14.75             Purchase on Open Market

   5/30/97    50,000      $14.81             Purchase on Open Market

        To the knowledge of the Reporting Persons, no executive officers or directors of the Reporting Persons have effected any transactions in the Shares in the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Of the 25,960,996 Shares beneficially owned by Trex, 135,988 Shares are subject to options to acquire such Shares granted by Trex pursuant to its director and employee stock option plans. Of the 498,208 Shares beneficially owned by Thermo Electron, 175,100 Shares are subject to options to acquire such Shares granted by Thermo Electron pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Persons have the right, pursuant to such options, to acquire 233,988 Shares. In addition, the following executive officers and directors of the Reporting Persons have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Elias P. Gyftopoulos has the right to acquire 61,400 Shares within 60 days; Dr. George N. Hatsopoulos has the right to acquire 28,800 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 28,800 Shares within 60 days; Mr. Robert C. Howard has the right to acquire 43,200 Shares within 60 days; Mr. Anthony J. Pellegrino has the right to acquire 72,000 Shares within 60 days; Mr. Firooz Rufeh has the right to acquire 44,240 Shares within 60 days; Dr. Kenneth Y. Tang has the right to acquire 304,000 Shares within 60 days; Mr. Gary S. Weinstein has the right to acquire 100,000 Shares within 60 days; Dr. Nicholas T. Zervas has the right to acquire 600 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 72,000 Shares within 60 days; Mr. Hal Kirshner has the right to acquire 36,400 Shares within 60 days; and Mr. Brett A. Spivey has the right to acquire 32,000 Shares within 60 days.

        During 1996, the Human Resources Committee of the Board of Directors of the Issuer (the "Committee") established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Common Stock as a multiple of the officer's compensation. For the chief executive officer, the multiple is one times his base salary and reference bonus for the calendar
PAGE
   year. For all other officers, the multiple is one times the officer's base salary.

        In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Issuer is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee.

        The Committee also adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

        During 1996, the Committee also established a stock holding policy for directors, including persons who are also directors or executive officers of the Reporting Persons (Elias P. Gyftopoulos, Paul F. Kelleher, Robert C. Howard, Firooz Rufeh, Kenneth Y. Tang, Gary S. Weinstein, and Nicholas T. Zervas). The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock.

        In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

   Item 7.   Material to Be Filed as Exhibits

        The following documents relating to the securities of the Issuer are incorporated herein by reference.

        (i)       Incentive Stock Option Plan of the Issuer (filed as Exhibit
   10.9 to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-78052] and incorporated herein by reference).

        (ii)      Nonqualified Stock Option Plan of the Issuer (filed as
   Exhibit 10.8 to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-78052] and incorporated herein by reference).

        (iii) Equity Incentive Plan of the Issuer (filed as Exhibit 10.81 to Thermo TerraTech Inc.'s (formerly Thermo Process Systems Inc.) Annual Report on Form 10-K for the fiscal year ended April 1, 1995 [File No. 1-9549] and incorporated herein by reference).
PAGE

        (iv) Deferred Compensation Plan for Directors of the Issuer (filed as Exhibit 10.10 to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-78052] and incorporated herein by reference).

        (v)       Directors' Stock Option Plan of the Issuer (filed as Exhibit
   10.14 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-13104] and incorporated herein by reference).

        (vi) Directors' Stock Option Plan of Trex (filed as Exhibit 10.26 to Trex's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-10791] and incorporated herein by reference).

        (vii) ThermoTrex Corporation-ThermoLase Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.53 to Trex's Annual Report on Form 10-K for the fiscal year ended January 1, 1994 [File No. 1-10791] and incorporated herein by reference).

        (viii) Amended and Restated Directors' Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

        (viii) Thermo Electron Corporation-ThermoLase Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.25 to Thermo Power Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 [File No. 1-10573] and incorporated herein by reference).

        (ix) Stock Holding Assistance Plan and Form of Promissory Note (filed as Exhibit 10.16 to the Annual Report on Form 10-K of the Issuer for the fiscal year ended September 28, 1996 [File No. 1-13104] and incorporated herein by reference).
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date:  June 13, 1997               THERMO ELECTRON CORPORATION


                                      By:  /s/Sandra L. Lambert
                                           --------------------
                                           Sandra L. Lambert
                                           Secretary


   Date: June 13, 1997                THERMOTREX CORPORATION


                                      By:  /s/Sandra L. Lambert
                                           --------------------
                                           Sandra L. Lambert
                                           Secretary
PAGE

                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron") and/or its subsidiary ThermoTrex Corporation ("Trex"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254-9046 and the business address of each executive officer of Trex is ThermoTrex Corporation, 10455 Pacific Center Court, San Diego, California 92121.

   Morton Collins:                              Director, Trex
   ---------------

        Mr. Collins is a General Partner of DSV Partners III, a venture capital limited partnership and a General Partner of DSV Management, Ltd., which in turn is a General Partner of DSV Partners IV, a venture capital limited partnership. His business address is DSV Partners IV, 221 Nassau Street, Princeton, NJ 08542.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------
                                                Director, Trex

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, Room 5600, New York, New York 10112.

   Paul F. Ferrari:                             Director, Trex
   ----------------

        Mr. Ferrari has been a consultant to Thermo Electron Corporation since January 1991. Mr. Ferrari was a Vice President of Thermo Electron Corporation from 1988 until his retirement at the end of 1990, its Secretary from 1981 to 1990 and its Treasurer from 1967 to 1988. His business address is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254.

   Robert C. Howard:                            Director and Chairman
   -----------------
                                                of the Board, Trex

        Mr. Howard was an Executive Vice President of Thermo Electron from 1986 until his retirement in January 1997. His business address is 81 Wyman Street, Waltham, Massachusetts 02254. Mr. Howard currently serves as a consultant to Thermo Electron.

   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------
PAGE

        Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------

         Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

   Donald E. Noble:                             Director, Thermo Electron
   ----------------

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is a business consultant. His business address is P.O. Box 8186, Longboat Key, Florida 34228.

   Firooz Rufeh:                                Director, Trex
   ------------

        Mr. Rufeh was President of Trex from 1988 until February 1997, and was Chairman of the Board from 1988 until February 1996. Mr. Rufeh is a consultant to Thermo Electron.

   Nicholas T. Zervas:                          Director, Trex
   -------------------
PAGE

        Dr. Zervas has been Chief of Neurosurgery at Massachusetts General Hospital since 1977. His business address is Massachusetts General Hospital, Neurosurgery Department, Boston, Massachusetts 02114.

   George N. Hatsopoulos:                  Director, Chairman of the
   ---------------------
                                           Board, Thermo Electron
                                           Director, Trex

   John N. Hatsopoulos:                    President and Chief Financial
   --------------------
                                           Officer, Thermo Electron
                                           Director, Trex

   Gary S. Weinstein:                      Chairman of the Board and
   -----------------
                                           Chief Executive Officer, Trex

   Anthony J. Pellegrino:                  Senior Vice President, Trex
   ----------------------

   Kenneth Y. Tang:                        Senior Vice President, Trex
   ----------------

   Hal Kirshner:                           President and Chief Executive
   -------------
                                           Officer, Trex Medical
                                           Corporation

   David A. Teitel:                        Vice President, Finance, Trex
   ----------------

   Brett A. Spivey:                        Vice President, Trex
   ----------------

   Paul F. Kelleher:                       Senior Vice President, Finance and
   -----------------
                                           Administration and Chief
                                           Accounting Officer,
                                           Thermo Electron
                                           Chief Accounting Officer, Trex

   Peter G. Pantazelos:                    Executive Vice President,
   -------------------
                                           Corporate Development
                                           Thermo Electron

   Arvin H. Smith:                         Executive Vice President
   --------------
                                           Thermo Electron

   William A. Rainville:                   Senior Vice President
   --------------------
                                           Thermo Electron

   John W. Wood, Jr.:                      Senior Vice President
   -----------------
                                           Thermo Electron